EXHIBIT 99.1

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements are derived from the historical financial statements of Bowater Incorporated and subsidiaries ("Bowater") and Alliance Forest Products Inc. and subsidiaries ("Alliance") and give effect to the acquisition of Alliance by Bowater. The transaction is being accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", whereby the total cost of the transaction is being allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. The estimated fair value pro forma adjustments are preliminary and have been determined by Bowater based upon management's preliminary estimates and are subject to adjustment. Independent appraisals and actuarial valuations are being conducted and final allocations will be made when completed.

        The unaudited pro forma condensed combined statements of operations were prepared as if the acquisition occurred as of January 1, 2000. These statements do not purport to represent what the results of operations of Bowater would actually have been if the acquisition had in fact occurred on the applicable date. The unaudited pro forma condensed combined financial statements were prepared using the historical accounting policies of both Alliance and Bowater, as applicable. In addition, these statements do not project the results of operations or financial position of Bowater for any future date or period, changes in the results of operations (other than cost directly attributable to the transaction), nor does it reflect the benefits expected to be realized from the acquisition. The unaudited condensed combined financial statements should be read together with the historical consolidated financial statements and related notes of Bowater and Alliance.

        The unaudited pro forma condensed combined financial statements have been prepared based on the annual audited financial statements of Bowater and Alliance for the year ended December 31, 2000 or based on Bowater's unaudited interim financial statements as of or for the nine month period ended September 30, 2001 and Alliance unaudited interim financial statements from January 1, 2001 to the effective date of the acquisition.


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            UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 2000
                 (In millions of US$, except per share amounts)


                                                                                Pro Forma Adjustments  Pro Forma
                                                                                ---------------------
                                                      Bowater     Alliance      Increases   Decreases  Combined
                                                     ---------    --------      ---------   ---------  ---------
Sales                                                $ 2,500.3    $  799.6      $     -     $      -   $ 3,299.9
Cost of sales                                          1,549.9       613.9                               2,163.8
Depreciation, amortization and cost
  of timber harvested(3)(4)                              295.2        29.8         24.0                    349.0
Distribution costs                                       166.6        68.7                                 235.3
Selling and administrative expense                       132.6        21.5                                 154.1
Impairment of assets                                         -        42.3                                  42.3
Net gain on sale of assets                                 7.3         7.4                                  14.7
                                                     ---------    --------      -------     --------   ---------
     Operating income                                    363.3        30.8        (24.0)           -      370.1
Other expense (income):
   Interest income                                       (15.6)          -                                 (15.6)
   Interest expense, net of capitalized interest (5)     135.2         7.7         21.9                    164.8
   Other, net                                              4.5         5.7                                  10.2
                                                     ---------    --------      -------     --------   ---------
     Income before income taxes and minority
       interests                                         239.2        17.4        (45.9)                   210.7
Provision for income tax expense (6)                      70.3         7.9                      17.9        60.3
Minority interests in net income of subsidiaries           9.5           -                                   9.5
                                                     ---------    --------      -------     --------   ---------
     Net income                                      $   159.4    $    9.5      $ (45.9)    $  (17.9)  $   140.9
                                                     =========    ========      =======     ========   =========

Earnings per share:

   Basic earnings per common share                   $    3.05                                         $    2.46
                                                     =========                                         =========
   Basic weighted average shares outstanding (7)         52.3                       5.0            -       57.3
                                                     =========                  =======     ========   =========
   Diluted earnings per common share                 $    3.02                                         $    2.44
                                                     =========                                         =========
   Diluted weighted average shares outstanding (7)       52.8                       5.0            -       57.8
                                                     =========                  =======     ========   =========



     See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements




                                       2
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         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  For the Nine Months Ended September 30, 2001
                 (In millions of US$, except per share amounts)

                                                                                Pro Forma Adjustments   ProForma
                                                                                ---------------------
                                                      Bowater     Alliance      Increases   Decreases   Combined
                                                     ---------    --------      ---------   ---------   --------
Sales                                                $ 1,748.9    $  591.8      $     -     $      -    $ 2,340.7
Cost of sales                                          1,155.1       431.5                                1,586.6
Depreciation, amortization and cost
  of timber harvested (3)(4)                             228.6        25.9         20.0                     274.5
Distribution costs                                       120.1        47.7                                  167.8
Selling and administrative expense                        77.1        22.0                                   99.1
Impairment of assets                                         -           -                                      -
Net gain (loss) on sale of assets                         83.5         5.4                                   88.9
                                                     ---------    --------      -------     --------    ---------
     Operating income                                    251.5        70.1        (20.0)           -       301.6

Other expense (income):
   Interest income                                        (7.6)          -                                   (7.6)
   Interest expense, net of capitalized interest (5)     102.7        11.3         16.5                     130.5
   Other, net                                             (5.7)        7.7                                    2.0
                                                     ---------    --------      -------     --------    ---------
     Income before income taxes and minority
       interests                                         162.1        51.1        (36.5)                    176.7

Provision for income tax expense (6)                      69.2        16.2                      14.2         71.2
Minority interests in net income of subsidiaries          38.4           -                                   38.4
                                                     ---------    --------      -------     --------    ---------
     Net income                                      $    54.5    $   34.9      $ (36.5)    $  (14.2)   $    67.1
                                                     =========    ========      =======     ========    =========

Earnings per share:

   Basic earnings per common share                   $     1.05                                         $     1.19
                                                     ==========                                         ==========
   Basic weighted average shares outstanding (7)          51.7                      4.9            -         56.6
                                                     ==========                 =======     ========    ==========
   Diluted earnings per common share                 $     1.05                                         $     1.18
                                                     ==========                                         ==========
   Diluted weighted average shares outstanding (7)        52.1                      4.9            -         57.0
                                                     ==========                 =======     ========    =========


     See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements



                                       3

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                 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS
                  (IN MILLIONS OF US$, UNLESS OTHERWISE NOTED)

1.  PURCHASE PRICE

    The unaudited pro forma condensed financial statements give effect to the Bowater acquisition of all outstanding stock of Alliance for C$13.00 in cash plus .166 shares of Bowater Common Stock or Exchangeable Shares for each Alliance common share. Bowater shares were valued at $46.65 per share of Bowater Common Stock or Exchangeable Shares which represents a six-day average, three trading days prior to April 1, 2001 (the date of the definitive agreement) and three trading days after. As of September 24, 2001, the close of the transaction, Alliance had a total of approximately
    30.3 million outstanding shares. Using the exchange ratio of .166, the 30.3 million Alliance shares resulted in the issuance of approximately 4,179,626 shares of Bowater Common Stock and 856,237 shares of Bowater Exchangeable Shares and approximately US$ 251.0 million in cash for the cash portion.

    The acquisition is being accounted for using the purchase method of accounting in accordance with Financial Accounting Standards No. 141, "Business Combinations", whereby the total cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the acquisition, September 24, 2001. The estimated fair value pro forma adjustments are preliminary and have been determined by Bowater based upon management's preliminary estimates and are subject to adjustment.

    The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition. Independent appraisals and actuarial valuations are being conducted and final allocations will be made upon completion.

   Purchase price to be paid is as follows:
       Cash, to be financed with short-term debt          $  251.0
       Issuance of 4,179,626 Bowater common shares
       ($1.00 par value) and 856,237 exchangeable
       shares (no par value) at $46.65                       234.9
                                                          --------
   Purchase price to shareholders                                        485.9
       Transaction costs, to be financed with
       short-term debt 13.0
       Payments to Alliance for settlement of
       stock options, to be financed with
       short-term debt                                                     8.1
                                                                     ---------
           Total purchase price                                      $   507.0
                                                                     =========
   Current assets                                                    $   215.7
   Timber and timberlands                                                  4.4
   Fixed assets, net                                                     864.0
   Other assets                                                           10.4
                                                                     ---------
   Total assets acquired                                               1,094.5



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   Current liabilities                                                   247.7
   Long-term debt                                                        198.4
   Other long-term liabilities                                           141.4
                                                                     ---------
   Total liabilities assumed                                             587.5
                                                                     ---------
   Net assets acquired                                               $   507.0
                                                                     =========

2.  CONVERSION OF ALLIANCE'S HISTORICAL FINANCIAL STATEMENTS

    The unaudited pro forma condensed combined financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Alliance statements of operations for the year ended December 31, 2000, and for the unaudited period January 1, 2001 to the effective date of the acquisition, were converted from C$ to US$ using an average exchange rate for each period (US$.6736 per C$1 and US$.6507 per C$1, respectively). Certain adjustments were necessary to convert Alliance's historical financial statements, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), to U.S. GAAP. The material adjustments are summarized below.





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                  FOR THE YEAR ENDED DECEMBER 31, 2000:


                                         Canadian    Canadian      U.S.
                                           GAAP        GAAP        GAAP
                                            C$          US$        US$
                                         --------   ----------  ---------

Sales (D)                                1,085.1       730.9       799.6
Cost of sales (C)                          910.6       613.4       613.9
Depreciation and amortization               44.3        29.8        29.8
Distribution costs (D)                       -           -          68.7
Selling and administrative expense (C)      31.7        21.4        21.5
Impairment of assets                        62.8        42.3        42.3
Net gain (loss) on sale of assets           11.0         7.4         7.4
                                         -------       -----       -----
Operating income                            46.7        31.4        30.8

Other expense (income):
Interest expense, net of capitalized
interest                                    11.4         7.7         7.7
Other, net (A)(B)                            -           -           5.7
                                         -------       -----       -----
Income before income taxes and
minority interests                          35.3        23.7        17.4
Provision for income tax expense (E)        14.0         9.4         7.9
Minority interests in net income of
subsidiaries                                 -           -           -
                                         -------       -----        ----
Net income                                 21.3         14.3         9.5
                                        =======        =====        ====

           FOR THE PERIOD JANUARY 1, 2001 TO ACQUISITION DATE:


                                           Canadian   Canadian      U.S.
                                             GAAP        GAAP       GAAP
                                              C$         US$         US$
                                           ---------  ----------  ---------

Sales (D)                                     836.2       544.1      591.8
Cost of sales                                 663.2       431.5      431.5
Depreciation and amortization                  39.8        25.9       25.9
Distribution costs (D)                            -           -       47.7
Selling and administrative expense             33.8        22.0       22.0
Net gain (loss) on sale of assets               8.3         5.4        5.4
                                           ---------  ----------  ---------
Operating income                              107.7        70.1       70.1

Other expense (income):
Interest expense, net of capitalized
interest                                       17.3        11.3       11.3
Other, net (A)(B)                                 -           -        7.7
                                           ---------  ----------  ---------
Income before income taxes and minority
interests                                      90.4        58.8       51.1
Provision for income tax expense (E)           28.2        18.3       16.2
Minority interests in net income of
subsidiaries                                      -           -          -
                                           ---------  ----------  ---------
Net income                                     62.2        40.5       34.9
                                           =========  ==========  =========

(A) Unrealized exchange gains and losses attributable to the translation of long-term debt denominated in a foreign currency and to cross-currency interest rate swaps, at rates in effect at the balance sheet date, are deferred and amortized over the remaining life of these financial instruments. Under U.S. GAAP, these gains and losses are charged to earnings.

(B) Under Canadian GAAP, unrealized exchange gains and losses on long-term derivative financial instruments designated to hedge forecasted transactions are recognized when the contracts expire. Under U.S. GAAP, such gains and losses (unless otherwise meeting the criteria of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended) are charged to earnings as though the Company had realized these contracts at year-end.

(C) The difference between the figures for pension benefit obligations and postretirement other than pensions presented under Canadian GAAP and those presented under U.S. GAAP results from the method used to apply the standards in Canada.

(D) Under Canadian GAAP, distribution costs, which include freight, commissions and discounts, are deducted from revenues in arriving at net sales. Under U.S. GAAP, commissions and freight costs are not presented as deductions from sales but rather are treated as operating expenses.

(E)   The tax effect of adjustments (A) - (C).


3.  DEPRECIATION

    Additional depreciation on the increase to fair value of fixed assets of approximately $15.4 million has been calculated on a straight-line basis over an estimated 20 years. The pro forma adjustment to depreciation was $0.8 million in 2000 and $0.6 million for the nine months ended September 30, 2001. A deferred tax liability of $0.3 million and $0.2 million, calculated at 39%, resulted from the above charges in 2000 and for the nine months ended September 30, 2001, respectively.

4.  AMORTIZATION OF DEFERRED GAIN

    Amortization of Alliance's deferred gain associated with a sale of timberlands has been eliminated. The pro forma adjustment was $23.2 million in 2000 and $19.4 million for the nine months ended September 30, 2001. A deferred tax benefit of $9.0 million and $7.6 million, calculated at 39%, resulted from this adjustment in 2000 and for the nine months ended September 30, 2001, respectively.



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5.  INTEREST EXPENSE

    Pro forma interest expense has been increased resulting from the issuance of new short-term bridge financing to finance the cash portion of the purchase price, transaction costs and reimbursement of Alliance's payments, including settlement of the Alliance stock options resulting from a change in control of the company. The short-term bridge financing will be replaced with the 7.95% Notes due 2011, therefore, the pro forma interest expense was calculated using the fixed interest rate of 7.95% on $276.0 million. The tax effect of increasing interest expense provides a benefit, calculated at 39%, of $8.6 million for 2000 and $6.4 million for the nine months ended September 30, 2001.

6.  PROVISION FOR INCOME TAX EXPENSE

    Reduction in income tax expense as a result of pro forma adjustments 3-5.

7.  BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING

    Reflects our historical basic weighted average shares outstanding and diluted weighted average shares outstanding plus the pro forma weighted average shares outstanding of 5.0 million for the year ended December 31, 2000 and 4.9 million for the nine months ended September 30, 2001 related to the Alliance acquisition.



                                       8